UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

March 20, 2018

Date of Report (date of earliest event reported)

salesforce.com, inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-32224	94-3320693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

The Landmark @ One Market, Suite 300

San Francisco, CA 94105

(Address of principal executive offices)

Registrant’s telephone number, including area code: (415) 901-7000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On March 20, 2018, salesforce.com, inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Malbec Acquisition Corp., a wholly owned subsidiary of the Company (“Purchaser”), and MuleSoft, Inc. (“MuleSoft”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence an exchange offer (the “Offer”) to purchase all of the issued and outstanding shares of Class A common stock, $0.000025 par value per share, of MuleSoft (“MuleSoft Class A Common Stock”) and Class B common stock, $0.000025 par value per share, of MuleSoft (“MuleSoft Class B Common Stock,” together with MuleSoft Class A Common Stock, “MuleSoft Shares”) for (i) $36.00 in cash and (ii) 0.0711 of a share of common stock, $0.001 par value per share, of the Company (“Company Shares”), plus cash in lieu of any fractional shares of Company Shares, in each case, without interest and subject to any applicable withholding of taxes (together, the “Transaction Consideration”).

Promptly following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, Purchaser will be merged with and into MuleSoft, with MuleSoft surviving as a wholly owned subsidiary of the Company (the “Merger”). The Merger Agreement contemplates that, if the Offer is completed, the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the holders of MuleSoft Shares upon the acquisition by Purchaser of a majority of the aggregate voting power of MuleSoft Shares that are then issued and outstanding. In the Merger, each then-outstanding MuleSoft Share, other than MuleSoft Shares held in treasury, by the Company, MuleSoft or their respective subsidiaries and MuleSoft Shares held by stockholders who have validly exercised their appraisal rights under the DGCL, will be cancelled and converted into the right to receive the Transaction Consideration.

Under the terms of the Merger Agreement, Purchaser’s obligation to accept and pay for MuleSoft Shares that are tendered in the Offer is subject to customary conditions, including, among others, (i) the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn a number of MuleSoft Shares that, upon the consummation of the Offer (assuming that shares of MuleSoft Class B Common Stock validly tendered (and not validly withdrawn) will convert into shares of MuleSoft Class A Common Stock upon the consummation of the Offer), together with MuleSoft Shares then owned by the Company and Purchaser (if any), would represent at least a majority of the aggregate voting power of the MuleSoft Shares outstanding immediately after the consummation of the Offer; (ii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the effectiveness of a registration statement on Form S-4 filed by the Company registering Company Shares to be issued in connection with the Offer and the Merger; and (iv) the absence of any changes that have (or would reasonably be expected to have) a material adverse effect on MuleSoft’s business, operations, assets or financial condition. The cash portion of the consideration payable in the Offer and the Merger is expected to be financed with a combination of new debt and cash on the Company’s balance sheet. In connection with its entry into the Merger Agreement, the Company obtained a commitment from Bank of America, N.A. for a $3.0 billion 364-day senior unsecured bridge loan facility, subject to customary conditions.

The Merger Agreement and the consummation of the transactions contemplated thereby have been unanimously approved by the MuleSoft board of directors, and the MuleSoft board of directors has resolved to recommend to the stockholders of MuleSoft to accept the Offer and tender their MuleSoft Shares to Purchaser pursuant to the Offer. MuleSoft has agreed not to solicit alternative transactions, subject to customary exceptions.

The Merger Agreement provides that at the effective time of the Merger, (i) all options held by former MuleSoft employees and former MuleSoft service providers (other than former non-employee directors) will be cancelled and such holders will be entitled to receive a cash payment equal to the value of the Transaction Consideration, less applicable withholding taxes and less the aggregate exercise price per share applicable to such options; (ii) all options, restricted stock units (“RSUs”) and performance shares held by current MuleSoft employees will be assumed by Purchaser and converted into corresponding awards relating to Company Shares in accordance with the terms set forth in the Merger Agreement; and (iii) all RSUs and options held by current or former MuleSoft non-employee directors will be cancelled and the holders will be entitled to receive the Transaction Consideration, less applicable withholding taxes, with the cash consideration portion of any such options reduced by the aggregate exercise price per share applicable to such options.

The Merger Agreement contains representations, warranties and covenants of the Company, Purchaser and MuleSoft that are customary for a transaction of this nature, including among others, covenants by MuleSoft regarding the conduct of its business during the pendency of the transactions contemplated by the Merger Agreement, public disclosures and other matters.

The Merger Agreement contains certain termination rights of the Company and MuleSoft. If the Merger Agreement is terminated under specified circumstances, including with respect to a change of the recommendation of the MuleSoft board of directors, MuleSoft will be required to pay the Company a termination fee of $187 million in cash.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Purchaser or MuleSoft. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of the Company and MuleSoft to each other in connection with the signing of the Merger Agreement or in filings of the parties with the SEC. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between the Company and MuleSoft rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterization of the actual state of facts about the Company, Purchaser or MuleSoft.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, certain stockholders of MuleSoft (the “Stockholders”), entered into Tender and Support Agreements (the “Tender and Support Agreements”) with the Company and Purchaser, pursuant to which the Stockholders agreed, among other things, and subject to the terms and conditions of the Tender and Support Agreements, to tender all of their MuleSoft Shares in the Offer, which in the aggregate represent approximately 30% of the outstanding MuleSoft Shares. The Tender and Support Agreements terminate upon certain events, including the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by the full text of the Tender and Support Agreements, copies of which are filed as Exhibits 10.1 and 10.2 hereto and are incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of March 20, 2018, by and among salesforce.com, inc., Malbec Acquisition Corp. and MuleSoft, Inc.

10.1	Tender and Support Agreement, dated as of March 20, 2018, by and among salesforce.com, inc., Malbec Acquisition Corp., Lightspeed Venture Partners Select, L.P., Lightspeed Venture Partners VII, L.P., New Enterprise Associates 15, L.P., New Enterprise Associates 14, L.P., NEA 15 Opportunities Fund, L.P. and NEA Ventures 2013, L.P.

10.2	Tender and Support Agreement, dated as of March 20, 2018, by and among salesforce.com, inc., Malbec Acquisition Corp., Matthew Langdon, Ann Winbald, Gregory Schott, Little Family 1995 TR, Ravi Mhatre, Mhatre Investments LP-Fund 4, Simon Parmett, Robert Horton and Ross Mason.

Forward-Looking Statements

This report contains forward-looking information related to the Company, MuleSoft and the acquisition of MuleSoft by the Company that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the Company’s ability to successfully integrate MuleSoft’s operations; the Company’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which the Company participates; the Company’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; the Company’s ability to protect its intellectual property rights and develop its brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments; and climate change.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available on the SEC Filings section of the Investor Information section of the Company’s website at www.salesforce.com/investor. The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and MuleSoft will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of MuleSoft stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge on the SEC Filings section of the Investor Information section of the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, the Company and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company and MuleSoft at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of March 20, 2018, by and among salesforce.com, inc., Malbec Acquisition Corp. and MuleSoft, Inc.

10.1	Tender and Support Agreement, dated as of March 20, 2018, by and among salesforce.com, inc., Malbec Acquisition Corp. and Lightspeed Venture Partners Select, L.P., Lightspeed Venture Partners VII, L.P., New Enterprise Associates 15, L.P., New Enterprise Associates 14, L.P., NEA 15 Opportunities Fund, L.P. and NEA Ventures 2013, L.P.

10.2	Tender and Support Agreement, dated as of March 20, 2018, by and among salesforce.com, inc., Malbec Acquisition Corp., Matthew Langdon, Ann Winbald, Gregory Schott, Little Family 1995 TR, Ravi Mhatre, Mhatre Investments LP-Fund 4, Simon Parmett, Robert Horton and Ross Mason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

salesforce.com, inc.

By:	/s/ Mark Hawkins
Mark Hawkins
President and Chief Financial Officer

Dated: March 21, 2018.